07007139

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-24054

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Selkurk Investments Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 N. Wall, Suite 310
(No. and Street)

Spokane, WA 99201-0831
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ronald Snyder (509) 777-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Williams & Webster, P.S.
(Name – *if individual, state last, first, middle name*)

601 W. Riverside Ste 1940, Spokane, WA 99201
(Address) (City) (State) (Zip Code)

PROCESSED
SEP 07 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED AUG 29 2007 WASH. D.C. 160 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald Snyder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Selkirk Investments, Inc., as of June 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA L SACKFIELD
COMMISSION EXPIRES
NOTARY PUBLIC
08/14/2011
STATE OF WASHINGTON

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SELKIRK INVESTMENTS, INC.

Financial Statements and Independent Auditor's Report

June 30, 2007

Williams & Webster, P.S.
Certified Public Accountants
Bank of America Financial Center
601 W. Riverside, Suite 1940
Spokane, Washington 99201
(509) 838-5111

SELKIRK INVESTMENTS, INC.

TABLE OF CONTENTS

Williams & Webster, P.S.
Certified Public Accountants & Business Consultants
Bank of America Financial Center • 601 W. Riverside, Suite 1940 • Spokane, WA 99201 • Phone (509) 838-5111 • Fax (509) 838-5114

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Selkirk Investments, Inc.
Spokane WA 99201

We have audited the accompanying balance sheet of Selkirk Investments, Inc. as of June 30, 2007, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with accounting standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Selkirk Investments, Inc. as of June 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Williams & Webster, PS

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
August 28, 2007

SELKIRK INVESTMENTS, INC.
STATEMENT OF FINANCIAL POSITION
June 30, 2007

ASSETS		
Cash	$	155,975
Deposits with clearing broker		50,177
Other account receivable		20,357
Total Assets	$	226,509
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable	$	85,536
Accrued vacation and sick leave		4,066
Accrued payroll taxes		1,882
Accrued income taxes - related party		11,509
Total Liabilities		102,993
COMMITMENTS & CONTINGENCIES		-
STOCKHOLDERS' EQUITY		
Capital stock - no par value, 200,000 shares authorized; 115,000 shares issued and outstanding		30,000
Paid-in capital		385,540
Accumulated deficit		(292,024)
Total Stockholders' Equity		123,516
Total Liabilities and Stockholders' Equity	$	226,509

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
STATEMENT OF INCOME
Year Ended June 30, 2007

REVENUES		
Commissions	$	910,165
Interest		741
		910,906
EXPENSES		
Commissions		408,415
Employee compensation and benefits		200,024
Occupancy and equipment rental		83,891
Taxes		59,211
Communications		10,339
Other operating expenses		108,210
		870,090
INCOME BEFORE TAXES		40,816
FEDERAL INCOME TAXES		8,688
NET INCOME	$	32,128

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended June 30, 2007

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
BALANCE, BEGINNING OF YEAR	$ 30,000	$ 385,540	$ (283,116)	$ 132,424
ADD (DEDUCT):				
Net income	-	-	32,128	32,128
Payment of dividends	-	-	(41,036)	(41,036)
BALANCE, END OF YEAR	$ 30,000	$ 385,540	$ (292,024)	$ 123,516

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
Year Ended June 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	32,128
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease (increase) in assets:		
Annuity commission receivable		1,974
Accounts receivable		10,531
Employee advances		(12,040)
Deposit with clearing broker		(7)
Increase (decrease) in liabilities		
Accounts payable and accrued liabilities		18,419
Net cash provided by operating activities		51,005
CASH FLOWS FROM INVESTING ACTIVITIES:		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payment of dividends		(41,036)
Net cash used by financing activities		(41,036)
NET INCREASE (DECREASE) IN CASH		9,969
CASH, BEGINNING OF YEAR		146,006
CASH, END OF YEAR	$	155,975
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Interest expense paid	$	-
Income taxes paid	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Selkirk Investments, Inc. (hereinafter "Selkirk" or "the Company"), located in Spokane, Washington, operates as an introducing broker/dealer, clearing transactions with and for customers on a fully disclosed basis through another broker/dealer.

Effective January 1, 1995, pursuant to a plan of reorganization, the Company became a wholly owned subsidiary of Empire Financial Group Incorporated ("EFGI"). At that date, the shareholders transferred all issued and outstanding shares of stock of Selkirk to EFGI in exchange for shares of EFGI.

Selkirk's year-end is June 30.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Selkirk Investments, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Cash and Cash Equivalents
Cash and cash equivalents include short-term investments with original maturities of three months or less that are available to meet the cash needs of Selkirk.

Concentration of Credit Risk
The Company maintains its cash in several commercial accounts at a major financial institution. Although the financial institution is considered creditworthy and has not experienced any losses on its deposits, at June 30, 2007, the Company's cash balances exceeded Federal Deposit Insurance Corporation (FDIC) limits by $13,885 and at June 30, 2006, the Company did not exceed the FDIC limits. See Note 9.

Accounting Method
The Company's financial statements are prepared using the accrual method of accounting.

Use of Estimates
The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such

estimates primarily relate to unsettled transactions and events as of the date of the financial statements.

Compensated Absences
Employees are entitled to paid vacation, sick days, and personal days off depending on job classification, length of service, and other factors. At June 30, 2007, a total of $4,066 had been accrued for future compensated absences.

Derivative Instruments
The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB No. 133", SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", and No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which is effective for the Company as of January 1, 2001. These standards establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

At June 30, 2007, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Furniture and Equipment
Selkirk sold its furniture and equipment to its parent, Empire Financial Group, in 1999 at book value. EFGI leases the furniture and equipment back to Selkirk on an operating lease for $175 per month.

Revenue Recognition and Related Expenses
Selkirk recognizes income from trades made and investing activities, including its portion of any shared commissions. Total commission expense recorded for the year ended June

30, 2007 was $408,415, which includes all commissions paid to the Company's securities representatives.

Securities Transactions
Such transactions are recorded on a settlement date basis.

Income Taxes
Federal income taxes are calculated in accordance with Financial Accounting Standards Board Statement No. 109 and have been computed at statutory rates. See Note 6. Selkirk is part of a consolidated federal tax filing by its parent company, EFGI.

Fair Value of Financial Instruments
The Company's financial instruments as defined by SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," include cash, accounts receivable, accounts payable and accrued expenses. All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at June 30, 2007.

Anti-Money Laundering
The Company has adopted anti-money laundering policies in compliance with the 2001 U.S. Patriot Act. Title III of the Patriot Act imposes obligations on brokers/dealers and other financial institutions under new anti-money laundering provisions and amendments to the existing Bank Secrecy Act requirements. Each employee has read the policy and attended an annual meeting for compliance with the Company policy.

Recent Accounting Pronouncements
In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" (hereinafter "FIN 48"), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management believes the adoption of FIN 48 will have no material impact on the Company's financial condition or results of operations.

In September, 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (hereinafter "SFAS No. 157"). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosure about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. This statement does not require any new

fair value measurements, but for some entities, the application of this statement may change current practice. Management believes the adoption of this statement will have no material impact on the Company's financial condition or results of operations.

In September, 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87,88,106, and 132(R)" (hereinafter " SFAS No. 158"). This statement requires an employer to recognize the overfunded or underfunded statues of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not for profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year end statement of financial position, with limited exceptions. Management believes the adoption of this statement will have no material impact on the Company's financial condition or results of operations.

In February, 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115" (hereinafter "SFAS No. 159"). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement, which is consistent with the Board's long-term measurement objectives for accounting for financial instruments. This statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007, although earlier adoption is permitted. Management believes the adoption of this statement will have no material impact on the Company's financial condition or results of operations.

NOTE 3 – NET CAPITAL REQUIREMENT

Selkirk is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500% (15 to 1). At June 30, 2007, Selkirk had net capital of $103,159 which is $53,159 more than its required net capital of $50,000. Selkirk's ratio of aggregate indebtedness to net capital was 1 to 1. Selkirk is exempt from SEC Rule 15c3-3 because

it does not carry security accounts for customers or perform custodial functions relating to customers' securities.

NOTE 4 - OPERATING LEASES

Selkirk leases office space, furniture and fixtures, a postage machine, and computer equipment under terms of operating leases. Lease payments for the aforementioned expenditure categories in the year ended June 30, 2007 were $47,445, $2,416, $1,016, and $34,029, respectively. The lease for office space, which calls for monthly payments of $4,723, expires March 31, 2012. The lease for furniture and fixtures is an annual lease, which currently calls for a monthly payment of $175. The lease for a postage machine calls for quarterly payments of $254, is in effect until October of 2008. The lease with Dell for computer equipment, which calls for monthly payments of $568, is in effect until November of 2009. Additionally, the Company has entered into a second lease for computer information services, which calls for monthly payments of $1,963, and is in effect until December of 2007.

Total lease commitments for the subsequent fiscal years ending June 30 are as follows:

2008	$ 80,340
2009	$ 65,486
2010	$ 60,196

NOTE 5 - DEFINED CONTRIBUTION 401(k)

EFGI sponsors a defined contribution 401(k) plan that covers employees and employees of the affiliated group who are at least 21 years of age. Employees may contribute up to 20% of eligible compensation up to a federally mandated maximum. Employer contributions are discretionary with a minimum contribution of 1% of participants' compensation. For the year ended June 30, 2007, Selkirk reimbursed EFGI for contributions totaling $2,971.

NOTE 6 - FEDERAL INCOME TAX

Federal income taxes are calculated in accordance with Financial Accounting Standards Board Statement No. 109 and have been computed at statutory rates. Selkirk is part of a consolidated federal tax filing by its parent company, Empire Financial Group Incorporated on a calendar year basis.

The current tax provision shown on the Company's statement of income represents the federal income tax the Company would have incurred on a separate basis, although federal income tax returns are filed on a consolidated basis by its parent on a calendar year basis. In accordance with regulatory requirements and Statement of Financial Accounting Standard No. 71 for regulated activities, the Company has a tax provision for the fiscal year ended June 30, 2007 of $8,688. At June 30, 2007, Selkirk's parent company had filed the calendar year 2006 tax return. As such, Selkirk has recorded a tax liability to its parent representing its tax provision of $8,688 for the twelve months ending June 30, 2007.

The current year tax provision is based upon statutory rates with modifications to income for deduction limitations as shown below:

	Year ended June 30, 2007
Income before taxes	$ 40,816
Add permanent differences:	
Life insurance premiums	5,069
Meals & entertainment	7,936
Taxable income	53,821
Statutory tax rate	0.34
Tax provision	18,299
Surtax benefit	9,611
Income tax provision	$ 8,688

NOTE 7 - RELATED-PARTY TRANSACTIONS

Selkirk leases office furniture and fixtures from its parent corporation, as described in Note 4. During the period ended June 30, 2007, lease payments totaled $2,416.

The Company has accrued $11,509 in federal income tax payable to its parent company. See Note 6.

NOTE 8 – RULE 17a-5

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the audited statement of financial condition of the Company as of June 30, 2007 is available for

examination and copying at Selkirk's offices and at the Los Angeles, California, Pacific Regional Office of the Commission.

NOTE 9 – CONCENTRATIONS

Bank Accounts and investments
The Company maintains cash on deposit in various financial institutions.

The funds at one institution reflect a balance in the following accounts:

Regular Checking	$ 104,540
Money Market	9,345
Total	$ 113,885

At June 30, 2007, $13,885 of these amounts were in excess of FDIC insured limits.

Selkirk Investments, Inc.
Schedule of Computation of Reserve Requirement of "Special Reserve Bank Account for Exclusive Benefit of Customers"
and
Information for Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2007

Selkirk Investments, Inc. acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Selkirk Investments, Inc. is not required to carry a "Special Reserve Bank Account for the Exclusive Benefits of the Customers", as stated under exemption rule 15c3-3 (k) (2) (b).

SELKIRK INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL
June 30, 2007

NET CAPITAL:		
Total stockholders' equity	$	123,516
Non-allowable receivable		(20,357)
NET CAPITAL AT JUNE 30, 2007	$	103,159
AGGREGATE INDEBTEDNESS:		
Total liabilities	$	102,993
TOTAL AGGREGATE INDEBTEDNESS	$	102,993
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Net capital	$	103,159
Less: minimum net capital required		50,000
Net capital in excess of minimum requirement	$	53,159
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.00

The accompanying notes are an integral part of these financial statements.

Williams & Webster, P.S.

Certified Public Accountants & Business Consultants

Bank of America Financial Center • 601 W. Riverside, Suite 1940 • Spokane, WA 99201 • Phone (509) 838-5111 • Fax (509) 838-5114

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Selkirk Investments, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements of Selkirk Investments, Inc. for the year ended June 30, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion of the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the related practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007 to meet the Commission's objectives.

This report is intended solely for the use of the Company's board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
August 28, 2007

Selkirk Investments, Inc.
Reconciliation of Computation of Aggregate Indebtedness and Net Capital with that of the Registrant as Filed in Part II of Form X-17A-5
June 30, 2007

AGGREGATE INDEBTEDNESS:

Aggregate indebtedness as reported by registrant	$	102,993
Aggregate indebtedness as computed on page 14	$	102,993

NET CAPITAL:

Net capital as reported by registrant	$	103,159
Net capital as computed on page 15	$	103,159

END